UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2016

Commission file number 333-155319

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

This Form 6-K for Petrobras Argentina S.A. contains:

Exhibit: English translation of letter dated October 24, 2016, addressed to National Securities Commission (Comisión Nacional de Valores) and Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) regarding Relevant Event: Merger.

www.petrobras.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: November 1, 2016

By: /s/ Ricardo Alejandro Torres

________________________________

Ricardo Alejandro Torres

Title:   Co-Chief Executive Officer